DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com

Terrence O. Davis terrence.davis@us.dlapiper.com T 404.736.7802 F 404.682.7802

November 20, 2024
Via EDGAR

Christina DiAngelo Fettig
Division of Investment Management

Disclosure Review and Accounting Office

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

Re:	Apollo Diversified Real Estate Fund (File No. 811-22933)

Dear Ms. Fettig:

This letter responds to oral comments made pursuant to Section 408 of the Sarbanes-Oxley Act of 2002 by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission in a telephone conversation with the undersigned regarding the Certified Shareholder Report on Form N-CSR for the fiscal year ended September 30, 2023, for the Apollo Diversified Real Estate Fund (the “Fund” or “Registrant”).

For your convenience, the substance of each of the Staff’s comment has been restated below. The response of the Registrant to the comment immediately follows the restated comment.

1. Comment. We note that distributions include return of capital. Per Instruction 4(g)(3) to Item 24 of Form N-2, please include in the Management’s Discussion of Fund Performance a discussion of the extent to which the Fund’s distribution policy resulted in distributions of capital.

Response. The Registrant notes that it provides the following disclosure on page 13 of the Annual Report: “During the fiscal year ending September 30, 2023, the Fund paid distributions of $288,998,118 to its investors, consisting of distributions of $116,883,208 paid and $172,114,910 that was reinvested through the Fund’s distribution reinvestment program. During the fiscal year ending September 30, 2023, the Fund recorded dividends and distributions from the Fund’s underlying investments totaling $212,019,306, and realized loss on its investments totaling $24,149,515, and fees and expenses of $117,648,152.”

“The Fund’s distribution policy is to make quarterly distributions to shareholders. Shareholders should not assume that the source of a distribution from the Fund is net profit. A portion of the Fund’s distributions includes return of capital. Please refer to the Fund’s most recent Section 19(a) notice for an estimate of the composition of the Fund’s most recent distribution, available at www.apollo.com, and the Fund’s semi-annual or annual reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and available on the Fund’s website for additional information regarding the composition of distributions.”

Ms. Fettig

November 20, 2024

Page Two

In addition, on a going forward basis, the Registrant will include the following in the Management’s Discussion of Fund Performance: “The Fund intends to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended, and intends to distribute at least 90% of its annual net taxable income to its investors. While distributions are not guaranteed, the Fund’s distribution policy is to make quarterly distributions to shareholders. Shareholders should not assume that the source of a distribution from the Fund is net profit. A portion of the Fund’s distributions includes return of capital. In connection with the quarterly distribution policy, the Fund does not target a per share distribution but has a practice of distributing a stable distribution rate which is subject to change at any time and may fluctuate due to market dynamics.”

Further, to the extent not otherwise disclosed, on an ongoing basis, the Registrant will disclose how the distribution policy and distributions in the fiscal year may have resulted in returns of capital, any potential impact on the Fund’s investment strategies and per share net asset value, if any.

2. Comment. In the Management’s Discussion of Fund Performance, we note there is a difference of the Fund’s return on page 3 compared to the total return on page 17. Please explain this difference.

Response. In future filings, the Registrant will include the following disclosure as appropriate: “Due to financial statement adjustments, performance information presented herein for the Fund differs from the Fund’s financial highlights which are prepared in accordance with U.S. GAAP. Such differences generally are attributable to valuation adjustments to certain of the Fund’s investments which are reflected in the financial statements.”

3. Comment. In the Schedule of Investments, does the Fund hold any restricted securities that would mandate disclosure required by Footnote 8 to S-X 12-12?

Response. The Fund currently does not hold any such securities.

4. Comment. In future filings, disclosure class of shares held in MSILF Treasury Portfolio on page 21 of the Schedule of Investments.

Response. Going forward, the Registrant will disclose the share class for that investment.

5. Comment. On page 23, in future filings, include disclosure required by S-X 6-04-15 mandating a line item for commitments and contingencies.

Ms. Fettig

November 20, 2024

Page Three

Response. Going forward, the Registrant will include the disclosure mandated by S-X 6-04-15 as appropriate.

6. Comment. On page 28, we note that Instruction 13(b) to Item 4 of Form N-2 requires that the Financial Highlights include a note that total return does not include sales load.

Response. Going forward, the Registrant will include the required note regarding total return not including the sales load.

7. Comment. On page 53, please include the disclosure in future filings required by Instruction 4(f) of Item 24 of Form N-2 that that the SAI includes additional information about directors of the Fund and is available, without charge, upon request, and a toll-free (or collect) telephone number and e-mail address, if any, for shareholders to use to request the SAI.

Response. Going forward, the required disclosure regarding SAI availability will be included.

8. Comment. With respect to Items 8(a)(1) and 8(a)(3) of the N-CSR, in future please disclose date of which information is provided.

Response. The information provided was as of September 30, 2023. Going forward, the Registrant will disclose the information as of the date of filing for the response to formerly Item 8(a)(1), new Item 13(a)(1), and will disclose the information as of the end of the registrant’s most recently completed fiscal year for the response to former Item 8(a)(3), new Item 13(a)(3).

9. Comment. Per Item 11(b) of the N-CSR, disclose any changes in internal controls for the stated period.

Response. The Fund did not have any change in internal controls requiring such disclosure and, on an on-going basis, will disclose that there were no such changes during the period covered by the applicable report.

10(a). Comment. We note that Item C(6) of the N-CEN discloses that the Fund participates in securities lending, but there is no reference in the financial statements to securities lending. Please explain. Further, Item 12 of N-CSR should be completed.

Response. In connection with the use of a Credit Facility (the "BNP Credit Facility") with BNP Paribas Prime Brokerage International, Ltd. ("BNP"), the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. As of March 31, 2024, BNP rehypothecated $374,960,292 in securities pledged by the Fund as collateral pursuant to the BNP Credit Facility, and during the fiscal period ended March 31, 2024, the Fund received cash compensation in the form of a reduction in amounts owed under the BNP Credit Facility of $4,057. Going forward, the Fund will report on both Form N-CEN and Form N-CSR, as applicable.

Ms. Fettig

November 20, 2024

Page Four

10(b). Comment. In Items D(9) and D(11) of N-CEN, the expense ratios and net asset value did not agree to the financial statements.

Response. The expense ratios and net asset value reported for Items D(9) and D(11) of Form N-CEN were, per the instructions for Items D(9) and D(11), at the Fund level and not tied to specific share class. Therefore, the figures provided at the Fund level on Form N-CEN do not align with the financial statements, which are tied to the share class level.

11. Comment. In the Registration Statement, per Instruction 6 to Item 3 of Form N-2, in the fee table disclosure narrative, please note that Other Expenses are estimated for the current year.

Response. Going forward, the Registrant will include disclosure that Other Expenses are estimated for the current year.

If you have any questions or comments, please contact the undersigned at 404.736.7802.

Sincerely,

/s/ Terrence O. Davis
Terrence O. Davis

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